EXHIBIT 99.1

Vizsla Silver Intersects 2,142 g/t AgEq Over 7.81 Meters at Recently Discovered Copala Vein

NYSE: VZLA     TSX-V: VZLA

VANCOUVER, BC, March 10, 2022 /CNW/ - Vizsla Silver Corp. (TSXV: VZLA) (NYSE: VZLA) (Frankfurt: 0G3) ("Vizsla" or the "Company") is pleased to report assay results from seven new drill holes targeting the Copala and Christiano veins, located east of the Tajitos resource area, at its 100%-owned, flagship Panuco silver-gold project ("Panuco" or the "Project") located in Mexico.

Highlights

  CS-21-116 returned 1,559 grams per tonne (g/t) silver and 7.29 g/t gold (2,142 g/t silver equivalent (AgEq)) over 7.81 metres true width (mTW), including a sub-interval grading 2,728 g/t silver and 13.10 g/t gold (3,775 g/t AgEq) over 2.60 mTW
  CS-22-123 returned 1,237 g/t silver and 10.53 g/t gold (2,078 g/t AgEq) over 2.09 mTW, hosted within a broad interval grading 248 g/t silver and 2.03 g/t gold (410 g/t AgEq) over 14.45 mTW
  CS-21-115 returned 1,900 g/t silver and 11.09 g/t gold (2,787 g/t AgEq) over 1.21 mTW
  CS-21-112 returned 682 g/t silver and 5.51 g/t gold (1,122 g/t AgEq) over 1.73 mTW
  All reported holes in this release were not included in the recent maiden resource estimate
  The Copala Vein has now been tested with seventeen holes with mineralization open in all directions

"Copala continues to grow rapidly with very high grades and impressive widths over a large area," commented Michael Konnert, President, and CEO. "This recently discovered near-surface, shallow dipping structure has now been traced over 650 meters in length, 350 meters downdip, and remains open in all directions. The Copala Vein contributed approximately 6.4Moz of indicated and 18.6Moz of inferred silver equivalent ounces to the maiden resource estimate with the inclusion of only eight drill holes. The Company was conservative with 40% smaller search radius for resource estimation at Copala due to its early stage, however, these results indicate resource growth could be expected from the Copala vein over coming months."

Figure 1: Tajitos and Copala Resource area Plan Map (CNW Group/Vizsla Silver Corp.)

Figure 2: Copala Longitudinal Section (CNW Group/Vizsla Silver Corp.)

Drillhole	From	To	Downhole Length	Estimated True Width	Ag	Au	AgEq	Comments
	(m)	(m)	(m)	(m)	(g/t)	(g/t)	(g/t)
CS-21-112	117.55	119.80	2.25	1.73	682	5.51	1,122	Cristiano
Incl.	117.90	119.35	1.45	1.11	973	7.97	1,610
CS-21-115	232.55	234.25	1.70	1.21	1,900	11.09	2,787	South of Cristiano
CS-21-116	134.60	138.50	3.90	2.40	97	0.55	141	Cristiano
And	274.00	283.45	9.45	7.81	1,559	7.29	2,142	South of Cristiano
Incl.	274.00	277.15	3.15	2.60	2,728	13.10	3,775
And	277.45	281.25	3.80	3.14	1,531	6.94	2,086
CS-22-118	99.75	144.20	44.45	16.77	94	0.69	149
Incl	107.60	112.50	4.90	1.85	284	1.78	426
And	237.05	238.15	1.10	0.42	508	3.13	758
CS-22-121	No significant values
CS-22-122	Pending
CS-22-123	179.45	197.80	18.35	14.45	248	2.03	410
Incl	186.35	189.00	2.65	2.09	1,237	10.53	2,078
Incl	194.40	197.80	3.40	2.68	197	1.45	312
CS-22-127	No significant values
Table 1: Downhole drill intersections from the holes completed at the Copala structure on the Cinco Senores Vein Corridor

Note: All numbers are rounded. Silver equivalent is calculated using the following formula: Silver-equivalent = (Ag price/Au price x Au g/t) + Ag_g/t. Metal price assumptions are $20.70 ounce silver and $1,655 ounce gold, recoveries assumptions are 100% for both gold and silver.

Drillhole	Easting	Northing	Elevation	Azimuth	Dip	Depth
CS-21-112	404,589	2,587,044	543	219	-53.8	304.5
CS-21-115	404,589	2,587,044	543	193	-49.3	274.5
CS-21-116	404,589	2,587,044	543	219	-63.4	319.5
CS-22-118	404,504	2,587,123	547	10	-30.5	298.5
CS-22-121	404,504	2,587,122	547	32	-66.0	496.5
CS-22-122	404,664	2,586,750	552	276	-56.0	604.5
CS-22-123	404,717	2,587,202	549	282	-63.4	315.0
CS-22-127	404,574	2,587,156	568	309	-59.7	426.0
Table 2: Copala drillhole details. Coordinates in WGS84, Zone 13.

About the Panuco project

The newly consolidated Panuco silver-gold project is an emerging high-grade discovery located in southern Sinaloa, Mexico, near the city of Mazatlán. The 6,754-hectare, past producing district benefits from over 75 kilometres of total vein extent, a 500 ton per day mill, 35 kilometres of underground mines, tailings facilities, roads, power, and permits.

The district contains intermediate to low sulfidation epithermal silver and gold deposits related to siliceous volcanism and crustal extension in the Oligocene and Miocene. Host rocks are mainly continental volcanic rocks correlated to the Tarahumara Formation.

The Panuco project has an in-situ estimated mineral resource of 61.1Moz of indicated category AgEq and 45.6Moz of inferred category AgEq (see Company news release dated March 1, 2022).

Note: AgEq = Capped Ag ppm + (((Capped Au ppm x Au price/g) + (Capped Pb% x Pb price/t) + (Capped Zn% x Zn price/t))/Ag price/g). Metal price assumptions are $20.70/oz silver, $1,655/oz gold, $1,902/t lead, $2,505/t zinc.

About Vizsla Silver

Vizsla Silver is a Canadian mineral exploration and development company headquartered in Vancouver, BC, focused on advancing its flagship, 100%-owned Panuco silver-gold project located in Sinaloa, Mexico. To date, Vizsla has completed over 120,000 meters of drilling at Panuco leading to the discovery of several new high-grade veins. For 2022, Vizsla has budgeted +120,000 meters of resource/discovery-based drilling, designed to upgrade, and expand the maiden resource as well as test other high priority targets across the district.

Quality Assurance / Quality Control

Drill core and rock samples were shipped to ALS Limited in Zacatecas, Zacatecas, Mexico and in North Vancouver, Canada for sample preparation and for analysis at the ALS laboratory in North Vancouver.  The ALS Zacatecas and North Vancouver facilities are ISO 9001 and ISO/IEC 17025 certified. Silver and base metals were analyzed using a four-acid digestion with an ICP finish and gold was assayed by 30-gram fire assay with atomic absorption ("AA") spectroscopy finish. Over limit analyses for silver, lead and zinc were re-assayed using an ore-grade four-acid digestion with AA finish.

Control samples comprising certified reference samples, duplicates and blank samples were systematically inserted into the sample stream and analyzed as part of the Company's quality assurance / quality control protocol.

Qualified Person

The independent Qualified Person for the Resource Estimate is Tim Maunula, P.Geo., Principal, T. Maunula & Associates Consulting Inc., who has reviewed and approved the contents of this release. In accordance with NI 43-101, Martin Dupuis, P.Geo., Vice President of Technical Services, is the Qualified Person for the Company and has validated and approved the technical and scientific content of this news release.

Information Concerning Estimates of Mineral Resources

The scientific and technical information in this news release was prepared in accordance with NI 43-101 which differs significantly from the requirements of the U.S. Securities and Exchange Commission (the "SEC"). The terms "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" used in this video are in reference to the mining terms defined in the Canadian Institute of Mining, Metallurgy and Petroleum Standards (the "CIM Definition Standards"), which definitions have been adopted by NI 43-101. Accordingly, information contained in this video providing descriptions of our mineral deposits in accordance with NI 43-101 may not be comparable to similar information made public by other U.S. companies subject to the United States federal securities laws and the rules and regulations thereunder.

You are cautioned not to assume that any part or all of mineral resources will ever be converted into reserves. Pursuant to CIM Definition Standards, "inferred mineral resources" are that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Such geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An inferred mineral resource has a lower level of confidence than that applying to an indicated mineral resource and must not be converted to a mineral reserve. However, it is reasonably expected that the majority of inferred mineral resources could be upgraded to indicated mineral resources with continued exploration. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource is economically or legally mineable. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Canadian standards, including the CIM Definition Standards and NI 43-101, differ significantly from standards in the SEC Industry Guide 7. Effective February 25, 2019, the SEC adopted new mining disclosure rules under subpart 1300 of Regulation S-K of the United States Securities Act of 1933, as amended (the "SEC Modernization Rules"), with compliance required for the first fiscal year beginning on or after January 1, 2021. The SEC Modernization Rules replace the historical property disclosure requirements included in SEC Industry Guide 7. As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources". Information regarding mineral resources contained or referenced in this video may not be comparable to similar information made public by companies that report according to U.S. standards. While the SEC Modernization Rules are purported to be "substantially similar" to the CIM Definition Standards, readers are cautioned that there are differences between the SEC Modernization Rules and the CIM Definitions Standards. Accordingly, there is no assurance any mineral resources that the Company may report as "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the resource estimates under the standards adopted under the SEC Modernization Rules.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This news release includes certain "Forward–Looking Statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward–looking information" under applicable Canadian securities laws. When used in this news release, the words "anticipate", "believe", "estimate", "expect", "target", "plan", "forecast", "may", "would", "could", "schedule" and similar words or expressions, identify forward–looking statements or information. These forward–looking statements or information relate to, among other things: the exploration, development, and production at Panuco, including plans for resource/discovery-based drilling, designed to upgrade, and expand the maiden resource as well as test other high priority targets across the district.

Forward–looking statements and forward–looking information relating to any future mineral production, liquidity, enhanced value and capital markets profile of Vizsla Silver, future growth potential for Vizsla Silver and its business, and future exploration plans are based on management's reasonable assumptions, estimates, expectations, analyses and opinions, which are based on management's experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances, but which may prove to be incorrect. Assumptions have been made regarding, among other things, the price of silver, gold, and other metals; no escalation in the severity of the COVID-19 pandemic; costs of exploration and development; the estimated costs of development of exploration projects; Vizsla Silver's ability to operate in a safe and effective manner and its ability to obtain financing on reasonable terms.

These statements reflect Vizsla Silver's respective current views with respect to future events and are necessarily based upon a number of other assumptions and estimates that, while considered reasonable by management, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance, or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward–looking statements or forward-looking information and Vizsla Silver has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the Company's dependence on one mineral project; precious metals price volatility; risks associated with the conduct of the Company's mining activities in Mexico; regulatory, consent or permitting delays; risks relating to reliance on the Company's management team and outside contractors; risks regarding mineral resources and reserves; the Company's inability to obtain insurance to cover all risks, on a commercially reasonable basis or at all; currency fluctuations; risks regarding the failure to generate sufficient cash flow from operations; risks relating to project financing and equity issuances; risks and unknowns inherent in all mining projects, including the inaccuracy of reserves and resources, metallurgical recoveries and capital and operating costs of such projects; contests over title to properties, particularly title to undeveloped properties; laws and regulations governing the environment, health and safety; the ability of the communities in which the Company operates to manage and cope with the implications of COVID-19; the economic and financial implications of COVID-19 to the Company; operating or technical difficulties in connection with mining or development activities; employee relations, labour unrest or unavailability; the Company's interactions with surrounding communities and artisanal miners; the Company's ability to successfully integrate acquired assets; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; stock market volatility; conflicts of interest among certain directors and officers; lack of liquidity for shareholders of the Company; litigation risk; and the factors identified under the caption "Risk Factors" in Vizsla Silver's management discussion and analysis. Readers are cautioned against attributing undue certainty to forward–looking statements or forward-looking information. Although Vizsla Silver has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. Vizsla Silver does not intend, and does not assume any obligation, to update these forward–looking statements or forward-looking information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.

SOURCE Vizsla Silver Corp.

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For further information: and to sign-up to the mailing list, please contact: Michael Konnert, President and Chief Executive Officer, Tel: (604) 364-2215, Email: info@vizslasilver.ca, Website: www.vizslasilvercorp.ca

CO: Vizsla Silver Corp.

CNW 07:00e 10-MAR-22